

May 6, 2010

By U.S. Mail and Facsimile to: (212) 370-7889

Mark D. Klein
President and Chief Executive Officer
57th Street General Acquisition Corp.
590 Madison Avenue, 35th Floor
New York, New York 10022

>   **Re: 57th Street General Acquisition Corp.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed April 28, 2010**
>   **File No. 333-163134**

Dear Mr. Klein:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Registration Statement on Form S-1

General

1.   Please file all correspondence that you have submitted to the staff as electronic submissions on EDGAR.

2.   We note your reference to 'insider warrants" throughout the document and your disclosure that such warrants are "not subject to redemption." In the event you conduct a tender offer in accordance with Rule 13e-4 and Regulation 14E, please revise your disclosure to explain why such action would not violate the "all-holder's rule" set forth in Rule 13e-4(f)(8)(i).

3.   We note your response to comment 3 in our letter dated January 8, 2010. Please confirm, and revise the prospectus to disclose, that the company will register its securities under Section 12 of the Exchange Act in connection with the initial public offering and will not terminate the registration of its securities under Section 12 of the Exchange Act prior to the consummation of an initial business transaction.

Cover Page of Prospectus

4.   You state that you may either hold a stockholder vote or conduct the redemptions pursuant to the tender offer rules. Please tell us, with a view towards revised disclosure, if you still intend to structure the initial business transaction so as to avoid a stockholder vote.

Risk Factors, page 16

General

5.   We note the second and third risk factors on page 18 regarding the purchase of shares by the company and its insiders at the time of the initial business transaction. We also note, however, that the risk factors do not contemplate that one purpose of such purchases might be to ensure that the required stockholder vote is achieved. Please revise to discuss if the purchases may be made for that purpose. We note, in that regard, that $208.8 million, or approximately 50%, of the funds in the AAMAC trust account were used to pay third parties who entered into stock purchase agreements with AAMAC pursuant to which AAMAC agreed to purchase such parties' AAMAC shares in connection with the acquisition of Great American Group, Inc. and such third parties agreed to give AAMAC's management proxies to vote such shares in favor of the acquisition.

Management, page 60

Directors and Executive Officers, page 60

6.   For each of your directors, please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company. Refer to Item 401(e)(1) of Regulation S-K.

Advisory Board, page 61

7.   Please revise to discuss why you have elected to form an advisory board. Please also discuss why Mr. Levitt stepped down as the Chairman of the Board and why Mr. Berger stepped down as a director of the company.

Financial Statements

General

8.   We note your statement of operations is presented for the period from October 29, 2009 (inception) through March 31, 2010. Explain how this presentation (i.e. the period) is appropriate considering your fiscal year end is December 31. Please advise or revise as necessary.

Exhibits and Financial Statement Schedules, page II-4

9.   We note that you intend to file certain exhibits by amendment. Please file these exhibits with your next amendment or tell us when you intend to file them. Please note that we will need time to review each of your exhibits.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact David Irving at (202) 551-3321 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael R. Clampitt
Senior Attorney Advisor

cc: Douglas S. Ellenoff, Esq.
        Stuart Neuhauser, Esq.
        Ellenoff Grossman & Schole LLP
        (By facsimile)